

082-03733

26th July 2010
BJ/SH-L2/243




10016172

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL



Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 12th August 2010 to *inter alia* consider and take on record the audited financial results (standalone) and unaudited consolidated financial results (limited review) for the quarter ended 30th June 2010.

Yours faithfully,
**For The Tata Power Company Limited**

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dw 8/18

**TATA POWER**
**The Tata Power Company Limited**
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801